EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CoreSite Realty Corporation:

We consent to the use of our report dated February 25, 2013 with respect to the consolidated balance sheets of CoreSite Realty Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2012, the period from September 28, 2010 through December 31, 2010, and the period from January 1, 2010 through September 27, 2010, and the consolidated statements of equity for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference.

/s/ KPMG LLP

Denver, Colorado
July 26, 2013